March 3, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0405

Attention:  Tia Jenkins
            Senior Assistant Chief Accountant

Re:  Rock-Tenn Company
     Form 10-K for the Fiscal Year ended September 30, 2009
     Filed November 18, 2009
     Supplemental Response filed January 26, 2010
     File No. 1-12613


Ladies and Gentlemen:

We received a letter dated February 18, 2010 (the "Comment Letter") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the documents listed above. This letter includes the Staff's comment from the Comment Letter and the response of Rock-Tenn Company to the Staff's comment.

Form 10-K for Fiscal Year Ended September 30, 2009
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Financial Statements
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Notes to Financial Statements
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Note 5 - Alternative Fuel Tax Credit, page 59 and
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Note 15-Income Taxes, page 59
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     1.   We note in your disclosure that you recognized $54.1 million in alternative fuel tax credits which you believe are not taxable for federal or state income tax purposes. Please tell us how you considered any uncertainty of this tax position under FASB ASC 740-10-25-6 and, if so, how you determined that it is "more likely than not" that your tax position regarding the non-taxability of the tax credits will be sustained.

     Response:

We did recognize $54.1 million in alternative fuel tax credits and considered these tax credits not taxable for federal or state income tax purposes. In reaching our conclusion, we considered the uncertainty of this tax position under FASB ASC 740-10-25-6 in light of the relevant authoritative tax statutes, regulations, rulings, and case law and with the assistance of outside tax, accounting and other advisors.

We determined that we could claim the alternative fuel tax credit ("AFTC") in one or a combination of three ways, including (i) filing a timely claim for payment as frequently as every week on Form 8849, Claim for Refund of Excise Taxes (ii) claiming a refund of excise taxes otherwise due on Form 720, Quarterly Federal Excise Tax Return or (iii) including the AFTC earned on Form 4136, Credit for Federal Tax Paid on Fuels, which is attached to a taxpayer's annual Form 1120, U.S Corporation Income Tax Return. We concluded that the first two methods require the accrual of income taxes while the third does not. We chose to use the third alternative above to claim all of our AFTCs.

Under this third method, we determined (in part, pursuant to Internal Revenue Code Sec. 6401 (b) (1)) that the amount of credit claimed on Form 1120, is not includable in taxable income, but rather is to be treated as either (1) a reduction in income taxes otherwise required to be paid (to the extent that it offsets taxes otherwise due) or (2) a refund of an overpayment of income taxes (to the extent credits are in excess of the amount of income tax liability otherwise due), neither of which are treated as taxable income. Our conclusion to exclude such amounts from taxable income was at least at the more-likely-than-not level of authority pursuant to ASC 740-10-25-6.

This conclusion is supported by the opinion we received from our tax advisor, the review of this conclusion by our outside tax counsel and the concurrence of our external auditor.

Accordingly, based on the tax technical merits and assuming full knowledge of the relevant issue by the taxing authorities, we recorded the tax benefit that we believe will be sustained upon examination.

                                                 Sincerely,

                                                 /s/ Steven C. Voorhees

                                                 Steven C. Voorhees
                                                 Rock-Tenn Company
SCV/

cc:  Raj Rajan
     Brian K. Bhandari
     James A. Rubright
     A. Stephen Meadows
     Robert B. McIntosh